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                                                                       EXHIBIT 2
[North American Palladium Logo]

                                                      2116-130 ADELAIDE ST. W.D]
                                                             TORONTO, ON M5H 3P5
                                                                 T. 416.360.7590
                                                                 F. 416.360.7709
                                                             WWW.NAPALLADIUM.COM


For Immediate Release                                               News Release
October 12, 2006
                                                        Trading Symbol TSE - PDL
                                                                      AMEX - PAL
                        NORTH AMERICAN PALLADIUM REPORTS
                  STRONG THIRD QUARTER 2006 PRODUCTION RESULTS

                           HIGHLIGHTS FOR THE QUARTER
                           --------------------------

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE
        TO "FORWARD-LOOKING STATEMENTS" AT THE END OF THIS NEWS RELEASE

        o Palladium production in the third quarter increased 51% to 59,756 oz at an average mill feed grade of 2.20 g/t compared to last year's Q3 production of 39,532 oz at a grade of 1.47 g/t
        o By-product metal production increased to 5,612 oz of platinum, 4,313 oz of gold, 621,287 lbs of nickel and 1,261,765 lbs of copper
        o In total 1,164,029 tonnes of ore were processed during the quarter for an average of 12,652 tonnes per day at a palladium recovery rate of 72.7%, compared to 14,439 tonnes per day processed in the same quarter last year at a recovery rate of 62.9%
        o Underground production has been achieving consistency, producing on average 2,189 tonnes per day at a palladium head grade of
                5.98 g/t
        o Spot palladium prices in the third quarter averaged US $324 per oz versus US $187 per oz in the comparable quarter of 2005 and US $347 per oz in the preceding quarter of this year

RESULTS OF OPERATIONS
---------------------

TORONTO, ONTARIO - In the third quarter of 2006, the Company's Lac des Iles mill produced 59,756 oz of palladium compared to 39,532 oz produced in the third quarter of 2005 and 57,326 oz in the second quarter of this year. This marks the third consecutive quarter of improved production reflecting higher recoveries and mill feed grades. The average palladium mill feed grade improved to 2.20 g/t compared to 1.47 g/t palladium in the third quarter of last year, significantly enhanced by higher grade underground ore.

By-product metal production posted similar gains during the quarter - platinum:
5,612 oz vs. 4,567 oz in 2005; gold: 4,313 oz vs. 3,428 oz in 2005; nickel:
621,287 lbs vs. 399,852 lbs in 2005; while copper declined to 1,261,765 lbs from 1,401,856 lbs in 2005. Precious metal production comprised of palladium, platinum and gold generally accounts for over 70% of total production by revenue.

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In total, 1,164,029 tonnes of ore were processed during the quarter for an average of 12,652 tonnes per day at a palladium recovery rate of 72.7%, compared to 1,328,433 tonnes or 14,439 tonnes per day at a recovery of 62.9% in the same period last year and 1,101,543 tonnes or 12,105 tonnes per day at a recovery of 73.1% in the second quarter of this year. Progress is being made with regard to throughput and availability as previous issues continue to be addressed and systematically resolved.

Since the commencement of full production in April, the underground mine has performed at its expected mining rate achieving consistency of grade. During the quarter the underground averaged 2,189 tonnes per day at a palladium head grade of 5.98 g/t. Mining has continued on the first level in both the primary and secondary stopes while development is proceeding on the second mining level. Approximately three-quarters of the mill feed is comprised of open-pit ore with 17% from the underground and the remainder from stockpiles.

Operating results for the nine months ended September 30, 2006 saw a 17% increase in palladium production to 164,097 oz over the comparable period last year, while the average recovery rate for the same period has climbed to 72.8% compared to 69.1%. By-product metal production for the nine months increased with the exception of copper, as highlighted in the table below.


                                                                  2006                         2005
                                                        ------------------------      ------------------------
                     PALLADIUM                              Q3           9 MOS            Q3           9 MOS
                     -----------------------------      ---------      ---------      ---------      ---------
                     Ore Milled (tpd)                      12,652         12,422         14,439         13,480
                     -----------------------------      ---------      ---------      ---------      ---------
                     Head Grade (%)                          2.20           2.07           1.47           1.72
                     -----------------------------      ---------      ---------      ---------      ---------
                     Recovery (%)                            72.7           72.8           62.9           69.1
                     -----------------------------      ---------      ---------      ---------      ---------
                     Production (oz)                       59,756        164,097         39,532        140,334
                     -----------------------------      ---------      ---------      ---------      ---------
                     BY-PRODUCT METALS

                     Platinum (oz)                          5,612         15,796          4,567         15,072
                     -----------------------------      ---------      ---------      ---------      ---------
                     Gold (oz)                              4,313         12,128          3,428         11,393
                     -----------------------------      ---------      ---------      ---------      ---------
                     Copper (lbs)                       1,261,765      3,734,137      1,401,856      4,396,785
                     -----------------------------      ---------      ---------      ---------      ---------
                     Nickel (lbs)                         621,287      1,856,600        399,852      1,821,558
                     -----------------------------      ---------      ---------      ---------      ---------

Spot palladium prices in the third quarter averaged US $324 per oz compared to US $187 per oz for the same period in 2005, but have drifted from the highs of the preceding quarter which averaged US $347 per oz. While the commodity continues to be susceptible to short-term volatility in the face of geopolitical events and lower oil prices, the long term fundamentals for palladium remain strong with jewellery demand continuing unabated. Palladium's resilience in past months is suggestive of an emerging generation of palladium jewellery amid constant demand from the global catalytic and technology sectors. North American Palladium continues to pursue a non-hedging policy for its primary metal palladium.


--------------------------------------------------------------------------------
NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE IS CANADA'S ONLY PRIMARY PRODUCER OF PLATINUM GROUP METALS AND IS AMONG THE LARGEST OPEN PIT, BULK MINEABLE PALLADIUM RESERVES IN THE WORLD. THE MINE ALSO GENERATES SUBSTANTIAL REVENUE FROM PLATINUM AND BY-PRODUCT METALS INCLUDING NICKEL, GOLD AND COPPER. NAP IS FOCUSED ON EXPANDING ITS PRODUCTION PROFILE THROUGH JOINT VENTURES IN CANADA AND THE ARCTIC PLATINUM PROJECT IN FINLAND. PALLADIUM'S CATALYTIC QUALITIES ARE EXPECTED TO PLAY AN INCREASING ROLE IN THE AUTOMOTIVE INDUSTRY IN RESPONSE TO GROWING CONCERN FOR GLOBAL ENVIRONMENTAL SOLUTIONS, IN FUEL CELL TECHNOLOGY FOR ALTERNATIVE ENERGY SOURCES AND A BURGEONING JEWELLERY MARKET, WHILE CONTINUING TO HAVE WIDESPREAD APPLICATION IN THE DENTAL, ELECTRONICS AND CHEMICAL SECTORS.

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For further information, please contact:

Jim Excell
President & CEO
Tel: (416) 360-2656

Ian MacNeily
Vice President, Finance & CFO
Tel: (416) 360-2650

Donna Yoshimatsu
Director, Investor Relations
Tel: (416) 360-2652


Forward-Looking Statements - Certain statements included in this news release are forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation including the Securities Act (Ontario), relating to the objectives, plans, strategies and results of operation of the Company including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "expect", "continues", "pursue", "will" and other similar expressions as they related to the Company or its management, are intended to identify forward-looking statements. In particular, statements relating to estimated future metal prices and future ore and metal production are forward-looking statements. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices, (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically, (3) financing is available on reasonable terms, (4) expectations for blended mill feed grade and mill performance will proceed as expected, (5) new mine plan scenarios will be viable operationally and economically, and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine and surrounding region, and for exploration in Finland will proceed as expected. Any forward looking statements in this news release involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, which may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others (1) metal price volatility, (2) economic and political events affecting metal supply and demand, (3) fluctuations in ore grade or ore tonnes milled, (4) geological, technical, mining or processing problems, (5) future metal production, and (6) changes in life-of-mine plan. For a more comprehensive review of risk factors, please refer to the "Risks and Uncertainties" section of the Company's most recent interim Management Discussion and Analysis and most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

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